Form 51-102F3
Material Change Report

Item 1.	Name and Address of Reporting Issuer
Jet Metal Corp. (the "Corporation" or "Jet Metal") Suite 1240, 1140 West Pender Street Vancouver, B.C., V6E 4G1

Item 2.	Date of Material Change
December 14, 2016
Item 3.	News Release
A news release announcing the material change referred to in this report was issued through Marketwired on December 14, 2016, and a copy is filed on SEDAR.
Item 4.	Summary of Material Change

Jet Metal announced that that Mr. Stan Gadek, BSc., MBA, has agreed to join the Board of Directors of Jet Metal on completion of the previously announced business combination transaction between Jet Metal and Canada Jetlines Ltd. (the "Transaction").

Item 5.1.	Full Description of Material Change

Mr. Stan Gadek, BSc., MBA, has agreed to join the Board of Directors of Jet Metal on completion of the Transaction.

Mr. Gadek is a senior airline executive who served as President, Chief Executive Officer and Chief Financial Officer of Sun Country Airlines – a Minneapolis-St. Paul-based scheduled service and charter airline operating Boeing 737 aircraft that has exceeded over US$400 million in yearly revenues. Prior to Sun Country, Mr. Gadek was Senior Vice President Finance, Chief Financial Officer and Treasurer for AirTran Holdings, whose primary asset was AirTran Airways, a 140 Boeing 737 scheduled airline. In 2011 AirTran was sold to Southwest Airlines for over US$1.3 billion in cash and common stock. Mr. Gadek has also held executive positions with other carriers including United Express, Continental, and Northwest. Mr. Gadek earned a Bachelor of Science degree in accounting from the University of Illinois and a Masters of Business Administration degree from the University of St. Thomas in St. Paul, Minnesota.

Mr. Gadek will fill the director position vacated by Mr. Don Sorochan, QC. After the closing of the Transaction, Mr. Sorochan will move to a position on the advisory board to Jet Metal such that the continued access to his experience and expertise will be available.

On October 6, 2008, Sun Country Airlines Inc. filed for Chapter 11 bankruptcy protection in the United States. The main impetus for the bankruptcy filing was to separate Sun Country from its majority stockholder, Petters Group Worldwide, whose business had been taken over by a court appointee as a result of a fraud case regarding Petters Group Worldwide that was unrelated to Sun Country. Sun Country was subsequently discharged from bankruptcy. Mr. Gadek served as President, CEO and CFO of the company from March 2008 until February 2013.

Item 5.2.	Disclosure for Restructuring Transactions
Not Applicable.
Item 7.	Reliance on subsection 7.1(2) of National Instrument 51-102
Not applicable.
Item 7.	Omitted Information
No information has been omitted on the basis that it is confidential information.
Item 8.	Executive Officer
The name and business telephone number of an officer who is knowledgeable about the material change and this report is as follows:
Sheila Paine, Corporate Secretary Phone: (604) 681-8030 ext. 238 Fax: (604) 681-8039
Item 9.	Date of Report
December 19, 2016